ASSET SOLUTIONS INC

5 Garbary – Gdansk Poland 80327

Tel. (702)793-2497

Email: assetsolutions360@gmail.com

February 6, 2016

Ms. Pamela Long

Mr. Frank Pigott

United States Securities and Exchange Commission

Washington D.C.20549-4631

Re:	Asset Solutions Inc
Amendment No. 1 to Registration Statement on Form S-1
Filed January 6, 2016
File No. 333-207383

Dear Ms. Long and Mr. Pigott,

We have received your letter of January 20, 2016 and appreciate your comments. We have amended our registration statement in response to your comments as outlined below:

General

1.	Please provide updated interim financial statements and related disclosures to the extent required in your next amendment.

The financial statements have been updated through the quarter ended November 30, 2015.

Plan of Operation

Furnish our Office, page 19

2.

Please reconcile your disclosure that you plan to purchase office equipment with your disclosure on page 25 that your office currently has a desk, office chair, lamp, computer terminal, phone and internet.

We already have a desk, office chair, lamp, computer terminal, phone and internet, but we do need and will purchase 3 more computers, 3 more desks, 3 more lamps, 3 more chairs, 3 more phones, 1 computer modem with 1 splitter (multi-connector), 1 fast printer, 1 paper binder (to make brochures). We have updated the S-1 to reflect this.

1

ASSET SOLUTIONS INC

5 Garbary – Gdansk Poland 80327

Tel. (702)793-2497

Email: assetsolutions360@gmail.com

Future Sales by Existing Stockholders, page 29

3.	We note your response to comment 18 in our letter dated November 5, 2015 and we re-issue our comment.

Asset Solutions, Inc. is a new company that was formed for the specific purpose of entering into the office supply distribution industry. The company has, from the beginning, a detailed and specific business plan. In fact, even though the company is in the initial phases of developing this business plan, it has been successful in making a profit. This is a healthy gross profit of almost 50% of sales which bodes well for our future development in this business. Management is focused on growing the business as outlined in the registration statement and has no plans to change the business of the company. Management does not believe the company has ever been a shell company.

Statement of Cash Flows, page F-14

4.

We note your response to prior comment 23 of our letter dated November 5, 2015 and the changes you made to your statement of cash flows. Please revise your interim statement of cash flows to properly reflect depreciation as an operating activity rather than an investing activity.

The November 30, 2015 interim financial statements that have been filed as a part of the amendment to the Registration Statement have incorporated the changes requested to the Cash Flow Statement.

The company acknowledges that:

☐	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

☐

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

☐

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Olaf Robak

Olaf Robak

President & Director